1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2006

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date March 23, 2006	By	/s/ Chen Guangshui
Chen Guangshui, Director and Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Announcement on the Approval of the Change in

Shareholding Structure of the Company resulting from

the Share Reform Plan by the Ministry of Commerce of

the People’s Republic of China

The change in shareholding structure of the Company resulting from the share reform plan has been approved by the Ministry of Commerce of the People’s Republic of China.

This announcement is made pursuant to Rule 13.09(2) (overseas regulatory announcement) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 21 March 2006, Yanzhou Coal Mining Company Limited (the “Company”) received from the Ministry of Commerce of the People’s Republic of China an “Approval and Reply in relation to the Transfer of Shares of Yanzhou Coal Mining Company Limited” (Shang Zi Pi No. [2006] 910), pursuant to which the change in shareholding structure of the Company resulting from the share reform plan has been approved by the Ministry of Commerce of the People’s Republic of China.

This announcement is made pursuant to Rule 13.09(2) (overseas regulatory announcement) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By order of the Board of Directors of

Yanzhou Coal Mining Company Limited

Zoucheng, Shandong Province, PRC, 22 March 2006

As at the date of this announcement, the directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Chen Guangshui and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi.

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Chen Guangshui, Director and Company Secretary; (86) 537 538 3310